EXHIBIT 12

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions Except Ratios)	2017	2016	2015	2014	2013
Fixed Charges:

Interest Expense	$82	$70	$55	$54	$55

Interest Portion of Rental Expense (a)	23	21	19	24	25

Total Fixed Charges	105	91	74	78	80

Earnings Before Income Taxes, Discontinued Operations and Fixed Charges:

Pre-tax income (before income or loss from equity investees)	463	337	403	421	298

Fixed Charges	105	91	74	78	80

Total Earnings Available For Fixed Charges	$568	$428	$477	$499	$378

Ratio of Earnings to Fixed Charges:	5.4	4.7	6.4	6.4	4.7

(a)	Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.